

November 10, 2009

Room 7010

Joseph F. Smorada
Vice President and Chief Financial Officer
JohnsonDiversey Holdings, Inc.
JohnsonDiversey Inc.
8310 16th Street
Sturtevant, Wisconsin 53177-0902

>   **Re: JohnsonDiversey Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **File No. 333-108853**
>   **JohnsonDiversey, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **File No. 333-97427**

Dear Mr. Smorada:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Joseph F. Smorada
JohnsonDiversey Holdings, Inc
November 10, 2009
Page 2

JohnsonDiversey Holdings, Inc.

Form 10-K for the year ended December 31, 2008

General

1.   Please note that all comments below that require revision in future filings also apply to the language included in JohnsonDiversey Inc.'s Form 10-K and should be revised in future filings for JohnsonDiversey Inc.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Executive Overview, page 26

2.   In your executive overview, you discuss how the slowing of the global economy in combination with volatile raw materials prices have adversely affected your revenue and operating profit. However, you have not included any detailed discussion of the specific impact on your financials or your liquidity in MD&A. Please expand MD&A, in future filings, to quantify the impact factors such as slowing in the business travel and leisure industry have had on your hotel, restaurant and food and beverage customers and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity, including your outstanding debt instruments and related covenant compliance as well as your need to refinance you existing debt under the Stockholders Agreement. In your response to this letter, please provide a detailed description of proposed future disclosure.

Critical Accounting Policies, page 28
Goodwill and Other Intangible Assets, page 29

3.   We note that your European reporting unit, which carries a significant amount of long lived assets and goodwill, has experienced decreases in sales and profits over the past six months as a result of the economic recession. To the extent this reporting unit has triggered or may trigger an interim impairment test under SFAS 142 and is at risk of failing step one of the impairment test, in future filings, please disclose the following:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test;
- a description of the key assumptions that drive fair value; and
- provide a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

Liquidity and Capital Resources, page 41

Financial Covenants under the JDI Senior Secured Credit Facilities, page 44

4.   To the extent future non-compliance with any debt covenant is reasonably likely, please revise future filings to disclose the actual ratios/amounts for each period in comparison to the required ratios/amounts. The above disclosure will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

5.   In Note 12 to the financial statements, you discuss the Stockholders' Agreement with Holdco and Marga B.V. and your obligation to refinance JDI's and the company's indebtedness before May 2010. In connection with the put arrangement, the Company must use reasonable best efforts prior to May 3, 2009 and its best efforts after that date, to consummate a refinancing. Also, in connection the October 7 Investment Agreement, you have agreed to obtain new debt financing. Please revise, future filings, to discuss the status of this refinancing and explain to the reader the reasonable best efforts you have made to do so in accordance with the agreement.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief